Exhibit 99.1

Press release – No. 47 / 2020

Zealand Pharma builds Global Medical Affairs function with world-renowned experts

Dr. Danilo Verge and Dr. David Kendall, both of whom have decades of experience in the global diabetes space, have joined Zealand Pharma.

Copenhagen, September 4, 2020 – Zealand Pharma A/S (Nasdaq: ZEAL) (CVR-no. 20045078), a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, has significantly enhanced its capabilities in interactions with the medical community with the appointments of Dr. Danilo Verge and Dr. David Kendall to spearhead its Medical Affairs organization.

As Head of Global Medical Affairs at Zealand Pharma, Dr. Danilo Verge will be responsible for all medical activities worldwide related to Zealand Pharma’s metabolic and gastrointestinal franchises including dasiglucagon, glepaglutide and V-Go®. He brings over 20 years of experience from having built and led Medical Affairs functions.

Dr. Verge has worked both in Europe and seven years in the US at Novo Nordisk and most recently Astra Zeneca, where he built the CV, Renal and Metabolic Global Medical Affairs function. Beyond his significant experience in leading medical affairs functions, Dr. Verge is a recognized thought leader in diabetes and has a broad network among key opinion leaders in the US and the EU that will help establish Zealand as a significant player in the field.

Dr. David Kendall has taken up the position as Senior Global Medical Advisor Metabolism. In this capacity, Dr. Kendall will be responsible for designing and managing the implementation of the Medical product strategy and plan in the Metabolism Therapy Area, as well as representing Zealand Pharma at relevant scientific and medical fora, among other tasks.

Dr. Kendall has more than 35 years of experience in diabetes research, clinical care, education, and pharmaceutical science. For most of the past 15 years he has held a series of leadership positions in the pharmaceutical sector including roles as Chief Medical Officer (MannKind Corporation), Vice President and Distinguished Medical Fellow (Eli Lilly and Co) and Executive Director, Medical Affairs (Amylin Pharmaceuticals Inc).

“I am delighted to welcome both Dr. Verge and Dr. Kendall to Zealand Pharma, marking yet a significant step in our build-up of a fully integrated biotech company. These appointments will allow us to ramp up our Global Medical Affairs activities ahead of our anticipated launch of HypoPal® in the US next year,” says Adam Steensberg, Chief Medical Officer at Zealand Pharma.

About Zealand Pharma

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development, and one candidate being reviewed for regulatory approval in the United States. Zealand markets V-Go®, an all-in-one basal-bolus insulin delivery option for people with diabetes. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit www.zealandpharma.com.

For further information, please contact:

Mads Kronborg
Head of Investor Relations & Communication
Phone: +45 5060 3707
Email: mkronborg@zealandpharma.com

For U.S. Media

David Rosen

Argot Partners

Phone: 212-600-1902

Email: media@zealandpharma.com